UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
VIROPHARMA INCORPORATED (Name of Subject Company (Issuer))
VENUS NEWCO, INC.
SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED
(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.002 Per Share (Title of Class of Securities)
928241108 (Cusip Number of Class of Securities)
Michael Garry
Shire Pharmaceutical Holdings Ireland Limited
5 Riverwalk, Citywest Business Campus,
Dublin 24, Ireland
+353 1 4297700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to: George R. Bason, Jr. William J. Chudd Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Arkadin Managed Calls

Event: Arkadin FTI Shire Call

Date: 11 Nov 2013

Speakers: Sarah Elton-Farr, Flemming Ornskov & Graham Hetherington

Call Duration:50 minutes

Conference Ref No:643242

  Monday, 11 November 2013
(8.28 am)

TELEPHONE CONFERENCE

THE OPERATOR:	Thank you for joining today's Shire call. This call will be starting shortly. Thank you for your patience (Pause) (8.30 am)
THE OPERATOR:
Thank you for joining today's Shire call.  This call will be starting shortly.  Thank you for your patience.  (Pause)  Thank you for joining today's Shire call, this call will be starting shortly.  Thank you very much for your patience.  (Pause) Hello and welcome to today's acquisition of ViroPharma Shire call.  Throughout this call all participants will be in listen-only mode and after there will be a question and answer session.  Just to remind you, this call is being recorded.

Today I am very pleased to pass you over to Sarah Elton-Farr.  Please begin your call.
SARAH ELTON-FARR:	Good morning everyone. Thank you for joining us today to discuss Shire's proposed acquisition of ViroPharma.
Today's call is being recorded and a replay will be available shortly after this call.
You should all have received our press release and should be viewing our presentation via our website on Shire.com.  If you are unable to access the press release or our website please contact Souheil Salah on our investor relations team at 441256894160 and he will be happy to assist you.

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Our speakers today are Flemming Ornskov and Graham Hetherington.
Before we begin I would refer you to slide 2 of our presentation and remind everyone that we will make forward-looking statements on the call today either in our prepared remarks or in the associated question and answer session.  These statements are based on current expectations or beliefs and are subject to certain risks and uncertainties that may cause actual results to differ materially.  Certain of such risks and uncertainties are described in, and we suggest listeners review, today's press release and Shire's and ViroPharma's respective quarterly and annual filings with the SEC.
We also urge you to read both the tender offer statement that will be filed by Shire with the SEC and the solicitation/recommendation statement that will be filed by ViroPharma with the SEC when they become available because they will contain important information, including the terms and conditions of the tender offer.
Today Flemming will talk about the strategic rationale for the proposed acquisition, and Graham will follow on with the transaction details.  Flemming will then open up the call for your questions.  We request that you only ask two questions so that everyone gets a chance to participate in the call.  Eric Rojas and I are happy to follow up with you after the call.
I'll now hand the call over to Flemming.
FLEMMING ORNSKOV:	Good morning and thank you for joining me and Graham Hetherington on our very exciting announcement of the acquisition of rare disease company ViroPharma; an acquisition which will

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augment Shire's growth profile.
As you know, one of our strategic objectives is to build our rare disease portfolio.  We also are highly focused on delivering growth and bringing value to our shareholders.  Today this announcement demonstrates that we are successfully executing on our strategy.
The transaction has been unanimously approved by the boards of both companies, and we are all excited about the opportunities created by combining two strong and growing businesses in the rare disease space.
ViroPharma is an excellent strategic fit with Shire's rare disease business.  It both broadens and strengthens our product offerings in a space to which we have a strong commitment.  It also augments Shire's already strong growth profile.
The addition of the rare disease product Cinryze for the prophylactic treatment of hereditary angioedema or HAE bolsters our rare disease portfolio and compliments Shire's Firazyr which is indicated for the on-demand treatment of acute HAE attacks.
HAE is an under-served and fast-growing market.  We have already achieved great success with Firazyr.  By increasing our product-offering to encompass the prophylactic treatment of HAE also we hope to be able to leverage our infrastructure and reach out to patients around the world, empowering them to access the therapies they need to manage their therapy and their condition effectively.
We expect that the combination of Shire and ViroPharma will enable us to achieve annual cost synergies of approximately

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$150 million by 2015, over and above the improved operating leverage we already are realising through the One Shire reorganization.  We also expect this transaction to be immediately earning accretive as well as revenue and earnings growth enhancing for Shire in both the short and in the longer term.
Finally, we expect the transaction to deliver ROIC in excess of weighted average cost of capital.
ViroPharma is an entrepreneurial company focused on rare diseases which, like Shire, has grown through adding products and companies to their portfolio over the years.  The integration of the two companies will not only allow ViroPharma to become part of a larger and more diversified organization but also offers clear advantages in terms of Shire's broader US and international presence as well as an established commercial and technical operations expertise.
Once the deal has been cleared we will move quickly to integrate ViroPharma into Shire to allow ViroPharma to benefit from this and other expertise within Shire.
ViroPharma has been on Shire's business development radar for some time and we are confident that it provides an excellent fit for Shire in terms of products, revenue profile and also culture.  Its key product Cinryze, for the prophylactic treatment of HAE, is complimentary to our on-demand HAE therapy Firazyr and will enable us to provide a broader continuum of care to our patients.
The acquisition also brings ViroPharma pipeline products to Shire which we have detailed in our appendix.  We will review these

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programmes as part of our regular pipeline review process to ensure that our R&D resources are best deployed to those projects that fit our strategic commercial focus and have the greatest potential for success.
ViroPharma is a Nasdaq-listed company with over 400 employees headquartered in Exton, Pennsylvania.  It also has offices in various European locations.  We have undertaken a thorough due diligence exercise and we have carefully considered the merits of the acquisition.  That diligence includes a thorough assessment of the FDA warning letter recently sent to Sanquin, the manufacturer of Cinryze.
As you can see here on slide 6, the acquisition of ViroPharma and the addition of Cinryze in particular will, on closing, increase annual revenues for Shire's rare disease business unit to around $2 billion.  Following the acquisition, Shire's rare disease business unit will represent approximately 40 per cent of Shire's total product sales.  This is in line with our strategy of building a balanced and innovative specialty portfolio with robust patent protection, orphan exclusivity, regulatory or biologics data exclusivity.
Cinryze will make an immediate and significant contribution to our rare disease business unit and, as you can see from the chart on the right side of the slide, Cinryze revenues have grown strongly post-approval which was granted in October of 2008.
We believe there is a significant opportunity for future revenue growth in both the US and ex-US markets as new HAE patients are identified and prescribed this important product and additional

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physicians gain experience with this therapy.
On slide number 7 you can see that the addition of Cinryze strengthens and enhances the growth of our rare disease portfolio.  In addition, the acquisition also brings us two products currently sold in Europe, Plenadren, for the treatment of adrenal insufficiency in adults, and Buccolam for prolonged seizures in children and adolescents as well as a pipeline of candidate products.  Buccolam and Plenadren will sit within our neuroscience and internal medicine condition businesses respectively.  We have included further detail on both of these marketed products in our appendix.
Now we'd like to take a little time to talk about the treatment of HAE and Cinryze, ViroPharma's most important asset.  So turning to slide number 9, I'm going to take a little time to explain the condition and outline how, by offering two complimentary therapies for its management, Shire will be better able to reach new patients and also to enable them to access the therapies they need.  HAE is a very rare condition caused by a genetic mutation which leads to unpredictable and recurring edema attacks.  These attacks, which typically affect the extremities, the face, the abdomen, and most dangerously the larynx, are painful and potentially life-threatening.  Diagnosis can be difficult because of the rarity of the disorder and awareness amongst physicians and patients is not as good as it might be.  HAE is also a very variable condition with some patients having relatively infrequent attacks while others at the opposite end of the spectrum have frequent and quite severe attacks.
These very different patients have different therapy needs.  Some

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might only opt for acute therapy, while others may require prophylactic therapy as well in order to try to reduce the number of attacks.
By being able to offer patients both an acute on-demand therapy with Firazyr and a prophylactic therapy with Cinryze we hope to be able to serve the needs of a greater number of patients and offer a broader outreach with the possibility of reaching more than half of patients not being treated today through leveraging Shire's global rare disease business unit infrastructure.
As you can see here on slide 10, Cinryze and Firazyr are two highly complementary therapies for the treatment if HAE.  Firazyr is an on-demand, self-administered, portable, subcutaneous, pre-filled syringe used for the treatment of acute attacks.  It has had good uptake in the US and continues to not only attract new patients but we continue to see increased usage per patient per year.
Cinryze, by contrast, is a twice-weekly IV infusion for the prophylactic treatment of HAE which can be self-administered at home.  Currently it is being used by approximately a thousand patients, some of whom will also be using Firazyr to treat breakthrough attacks.  Adding the complimentary Cinryze to our portfolio will enable us to provide a continuum of care to HAE patients.  We will be able to better serve them by offering long-term prophylactic treatment through Cinryze and on-demand treatment of acute attacks through Firazyr.
On slide 11 you can see that we expect the acquisition of ViroPharma to bring value to Shire in a number of ways.  First, we

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expect to be able to drive future growth for Cinryze by leveraging Shire's existing commercial and regulatory infrastructure structure.  Our rare disease business unit already has Firazyr approved in 41 countries.  We expect that Cinryze will in time also benefit from our capabilities in this respect.  We also have considerable R&D expertise that will allow us to maximise value from the ongoing life cycle management and research programs.
We also have very strong in-house biological manufacturing and technical expertise which we expect to help benefit Cinryze.
Finally, we intend to expand our patient outreach programs and increase the number of patients treated worldwide through our continued work on raising awareness about the disease and through increased medical education.
The acquisition of ViroPharma also brings us two new in-line products, Buccolam and Plenadren, and we can see value for Shire here also.  Synergies represent another source of value and finally the addition of ViroPharma's pipeline products increases our optionality for delivering value.  We will review these pipeline programs which we have detailed in our appendix as part of our regular pipeline review process to ensure that Shire's R&D resources are appropriately deployed to those projects that are both strategically relevant to our commercial focus and have the greatest potential for success.
Now we'd like to hand over to Graham who will talk you through the transaction details, the financial benefits to Shire, and the financing arrangements we have in place.

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GRAHAM HETHERINGTON:	Thank you, Flemming.
Slide 13 shows the proposed -- the details of the proposed transaction.  The acquisition is structured as an all-cash tender offer for the outstanding shares of ViroPharma's common stock at a price of $50 per share, followed by a merger in which each remaining untendered share of ViroPharma common stock would be converted into the right to receive $50 cash per share.
The acquisition price represents a 27 per cent premium to ViroPharma's closing share price last Friday and a 64 per cent premium to ViroPharma's unaffected share price of $30.47 on September 12.
Closing of the transaction is subject to normal conditions, including the tender of the majority of the outstanding ViroPharma shares and the receipt of regulatory clearance.  Completion of the transaction is dependent on antitrust authority clearances but could be as early as this year.  The tender offer is not subject to any financial contingencies.
Turning now to slide 14 where we're highlighting the financial benefits to Shire.  The transaction will create a rare disease business with initial annual revenues of $2 billion, and Cinryze's strong growth potential will contribute to our growing revenue base and which will further enhance both Shire's short and long-term revenue growth outlook.
Flemming said we're expected to be able to achieve cost synergies over and above the operating leverage we're already generating and that we detailed in our recent Q3 announcement.  By 2015 we

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expect the cost synergies relating to this acquisition to be around $150 million compared to ViroPharma's projected cost base.
We expect these synergies will come from a number of areas: the integration of our facilities and corporate infrastructure, the combination of our R&D pipeline, pipelines, and associated prioritisation of the integrated portfolio, and the optimisation of our customer-facing operations to deliver maximum benefit to physicians and patients.
The transaction will also benefit from Shire's tax rate.
Following completion we fully expect that the acquisition of ViroPharma will be immediately accretive even before synergies to our non-GAAP EPS and will also enhance our earnings growth profile.
I estimate that early accretion will be around 5 per cent, growing to double digit accretion fairly quickly after that.
We also expect that the transaction will deliver a ROIC in excess of our weighted average cost of capital which we estimate will be just less than 8 per cent after this transaction.
The timing of this being achieved will depend on two factors.  One, the precise methodology used for calculation of ROIC and far more importantly on our decisions in relation to the pipeline I estimate that we will achieve ROIC in excess of WACC in the range of 3 to 5 years.
Turning now to slide 15, you can see how we're financing the transaction here.  This will result in a relatively modest pro forma net debt to EBITDAR ratio of around 1.5 times, which will

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deleverage very rapidly.  We've secured a 2.6 billion fully underwritten short-term bank facility in addition to our cash and existing 1.2 billion revolving credit facility.
This gives us the capacity to finance this transaction, pay related fees and expenses and repay Shire's existing $1.1 billion convertible bond at its maturity in May 2014, if that were to be necessary.
We plan to refinance a portion of the short-term bank facility through the use of ViroPharma's cash and short-term investments, the issuance of new debt and through our strong free-cash flow.
And with that I'll hand you back to Flemming to conclude.
FLEMMING ORNSKOV:
So to summarise, we are really excited by the opportunity presented by the acquisition of ViroPharma.  It furthers our strategy of building an increased presence in rare diseases as part of our goal of building a balanced and innovative specialty portfolio with robust patent protection, orphan exclusivity, regulatory or biologics data exclusivity.

As well as both strengthening and broadening our portfolio, Cinryze adds another growth engine that will drive additional top and bottom line growth over the coming years on top of our already strong growth prospects.
Cinryze is a highly complementary product for Firazyr which will enable us to provide a broader product offering in a continuum of care to HAE patients, and at the same time the transaction offers considerable opportunities for synergies.
We expect the transaction to enhance Shire's revenue growth

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profile in the short and in the longer term.  This, combined with the synergistic opportunities available, leads us to expect that the transaction will be immediately accretive to non-GAAP EPS following completion and that it will enhance our earnings growth profile overall.
Finally, as you know, mergers and acquisition and in-licensing is part of Shire's DNA.  Our focus on this does not stop as a result of today's transaction.  We will continue to look at business development opportunities and we still retain plenty of fire power to execute value-driving deals that fit our strategy.
With that, I would like to take your questions.
THE OPERATOR:
Thank you.  Ladies and gentlemen, if you wish to ask a question can I please ask you to press 0 and then 1 on your phone keypad now in order to enter the queue.  Then after you are announced simply ask your question.  If you find your question has been answered before you return to speak simply press 02 to cancel.  And just another reminder, could you please keep your questions to two questions to start with and you can always rejoin the queue.

Our first question is from the line of James Gordon at JP Morgan.  Please go ahead your line is open.
JAMES GORDON:	Morning. James Gordon from JP Morgan. Thanks for taking my questions.
One question about the Sanquin warning letter.  Can you talk about what steps are being taken to deal with FDA's concerns and what we see about this, and are there any risks of supply disruption, if there was supply disruption is there any protection for Shire

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shareholders should that happen?
Then the second question, just on the patent status of Cinryze.  The data exclusivity expires in October 2015, do you see any increased competition in the C1 inhibitor space if that happens or do you see a chance of that happening?
FLEMMING ORNSKOV:	Thank you very much for your question.
So as to the first question regarding the warning letter.  As I stated, we've done significant diligence both using our own internal and also adding external resources.  We know that ViroPharma and Sanquin will be working diligently to work with the FDA.  They have defined a path forwards how to deal with this particular issue, and we're confident, also having reviewed their plans, that they will be working closely together and with the FDA on resolving this issue.
The second question you had is pertaining to increased competition.  Well, there is a biologics data exclusivity that is still covering Cinryze and it is also true with the 2015 patent expiry, but we still feel that this is protection enough and naturally this marketplace will continue to become more and more competitive but I think with our having a continuum of care options we feel well positioned in this marketplace.
JAMES GORDON:	Thank you.
THE OPERATOR:	Our next question comes from the line of Graham Perry of Bank of America, Merrill Lynch. Your line is open.
GRAHAM PERRY:
Thanks very much.  If you could just detail for us the financing rates on the cash use and you talk about refinancing some of the bridge facilities, what sort of duration of debt are you looking at that and

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what kind of speed of debt pay down are you thinking?
Then secondly, in your due diligence, and I assume you've also looked at the Biocrest oral product which certainly has data coming in 2014.  Could you just give us your thoughts and views on that as a potential Cinryze investor.
Thank you.
FLEMMING ORNSKOV:
So maybe I take the first part, the last part first.  Yes, we are absolutely aware of Biocrest, and as I stated before we are aware that there will be increased competition in this marketplace.  We did take that into consideration when we considered our final decision about this particular deal.  We welcome competition.  We are sure this marketplace still has significant unmet need with over half of the patients not being treated or having preventive opportunities.  So this also good for patients and with our situation and with our expertise we will welcome any competition.

So we are aware of the product, we know there will be more competition but which field does not have much competition which ultimately just benefits patients.
With that I will pass back to Graham to answer the financing issue.
GRAHAM HETHERINGTON:
So on the $2.6 billion facility we have an 850 million term loan and the margin over Libor of that is 115 basis points initially.  The balance of the bridge facility of 1.75 billion is initially 75 basis points over Libor.  We will determine after completion sooner rather than later how quickly we refinance. One of the variables that we will be taking into account during that time frame is how the convertible deals out through to May.  At the moment it looks more

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likely than not that it will convert rather than us having to repay it, and therefore our refinancing requirements will be rather less.  So we'll determine that fairly quickly after completion.
FLEMMING ORNSKOV:	So I think that should answer your question so the -- I just double-check. So the open exclusivity in the US is 2015 and you are totally right the biologics data exclusivity is 2020.
So I hope that answers your question.  If not, ask a further questions.  Thanks.
THE OPERATOR:	Our next question is from the line of Keyur Parekh of Goldman Sachs. Please go ahead with your question, the line is open.
KEYUR PAREKH:	Good morning and Flemming congratulations on a very strategic transaction.
A couple of questions please.  First, just in the sense of your view on how the competition agencies are likely to look at this transaction given that Cinryze is approved for both treatment and prophylaxis in Europe.  What due diligence have you done to confirm that this is not likely to be an FTC issue?
Secondly, in the sense of the marketplace, can you just give us a sense for what you think the broader commercial apportion is for both Cinryze and Firazyr, you obviously have two different marketing things and have two messages historically.
How should we think about the combined message from the single team going forward. Thank you.
FLEMMING ORNSKOV:
Thanks very much.  So as to regulatory clearance and your specific questions in that regard, naturally as part of this process we both work with in-house but also significant ex-house expertise to guide

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us through that particular questions they have reviewed all kind of relevant documents and we would not have gone forward if we did not feel I would say confident and comfortable with these two products are indeed in two different markets -- places.

So we enter into this situation and naturally with all the information that was available both in-house through diligence and with extra internal expertise that has guided us through so we will have to see what happens but we feel confident going into this particular process if not we would not have gone down the deal path.
As to the two marketing and sales teams, well it's two different market aspects and market places so we will of course, if the deals get completed and cleared, we will sit down and figure out how we best continue to not only do the disease awareness in the marketplace but also best work with the marketing and sales organisations.  There is an integration team that has been established and we can at a later point give some details about how we plan to go forward with it once the deal has cleared.
THE OPERATOR:	Our next question is from the line of Mark Clark at Deutsche Bank. Please go ahead, your line is now open.
MARK CLARK:
Yes, hi.  I am just following up on Graham Parry's question earlier.  You mentioned the sort of spreads over Libor.  Obviously a chunk of this is funded by cash.  Could you just sort of hazard an average cost of financing for us?  I mean, it looks like it's only going to be sort of 1 per cent by the looks of where Libor is and the spreads you talked about, et cetera, but somewhere perhaps in the 1-2 per cent range?  Just to make it easy for us.

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GRAHAM HETHERINGTON:	think that's a reasonable estimate, Mark.
MARK CLARK:	Thanks.
THE OPERATOR:	Our next question is from the line of Kerry Holford at Credit Suisse. Please go ahead with your question, your line is open.
KERRY HOLFORD:	Thank you. Kerry Holford, Credit Suisse.
wonder if firstly you can just give us a bit more detail on the cost synergies you've assumed where, with the majority of those that originate which lines within the P&L.  And then also on Cinryze you talked a lot about the strong growth potential.  I'd be interested to know what proportion of patients, HAE patients, currently use the two drugs in combination together.  Is it only the very severe patients?
Then interested whether you would be willing to talk more about the peak sale potential in relative terms of the two drugs in HAE.
Thank you.
FLEMMING ORNSKOV:	So maybe I take the last question first.
So we don't specifically comment on the peak sale potential for Cinryze.  I think there are a number of excellent analyst reports out there that I can refer you to, at least for other opinions about it.  We continue to see a strong growth from Cinryze.  As we said, about half the market is today covered but we don't have a very specific number to give you here on overlap between the two.  There is some but I think again I can only repeat that one is for prophylaxis, one is for on-demand treatments.  There are some patients that will need both but the vast majority will take either/or versus both.
So as we move forward we'll also be able to talk more about that,

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and with that I will pass over to Graham to answer the other part of your question.
GRAHAM HETHERINGTON:
I think there is a sort of limit to how much detail I can really share, but let me just help as much as I can on two dimensions.  I think the first dimension is we will start to see some synergies quite quickly after completion so we will see some benefit in 2014, but I think a significant portion of the $150 million will benefit us in 2015.  So that's, you know, the times I mention.

In terms of the income statements and shape, what I was saying a little earlier covered costs both in the SG&A area as well as R&D, the exact split, I'm not able to share at this stage until we start to review the integration process in detail but we'll be able to update the market during next year as soon as the transaction is completed.
FLEMMING ORNSKOV:
And I think ViroPharma in the recent third quarter gave some guidance about their 2013 full year expectation of North America Cinryze sales, and I think that was up to 405 million US dollars that was cited there.

The reason why we also will take some time to assess the full potential of Cinryze in addition to its ability of further penetrate international markets and the US market is that there are, in ViroPharma's R&D program, there are a number of quite attractive, potential label extensions covering autoimmune hemolytic anemia, there is an antibody mediated rejection in recipients of donor sensitised kidney transplants and there's also a rare new condition called Devic's syndrome.

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So there are a number of opportunities that I am sure, if successful, will significantly impact the full sales potential.  But we will comment on that at a later stage if this deal clears the regulatory hurdle.
THE OPERATOR:	Our next question is from the line of Amy Walker at Morgan Stanley. Please go ahead, your line is open.
AMY WALKER:
Good morning team.  A couple of questions to you.  The first one, Flemming I've seen some headlines this morning suggesting that you are still open to the potential for doing more deals.  Can you just give us some idea, I mean it looks as though 40 per cent is coming from rare diseases, you're pretty well-covered there, should we still expect that would be potentially in the same sort of area?  And how much leverage, Graham, are you prepared to tolerate at a maximum?  You've mentioned 1.5 times net debt to EBITDA where you expect to end up after this one, but just to get a sense of what you see is the ceiling, please.

Then lastly it has been talked about a little bit in direct terms, but do you expect any cannibalisation of the opportunity for Firazyr when you bring Cinryze, or do you literally see these as two completely separate opportunities that we should think of as almost separate product areas.
Thanks very much.
FLEMMING ORNSKOV:
So to the last part of your question with Firazyr and Cinryze, we see those as complimentary products but they are really distinct and operating for distinct indications treatment and prevention areas.  There is some patients that may need both but we really see that there are significant opportunities for both markets to grow both the

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prophylactics market and the treatment market.  So also -- although not 100 per cent not overlapping -- we still see the majority of the growth of building the two separate markets for prophlaxis and treatment.
The other thing I also mentioned is for both products, and we mentioned particularly for Cinryze, there are new potential indications that will take it into other than HAE which also will provide potentially significant growth opportunities.
Today, and I'm sure in the coming days and months will be focused on this particularly -- particular transaction, my comment about future deals was just aligning with our overall strategy which is that we continued to see growth-enhancing and profit-enhancing opportunities in specialised medicine, particularly in rare diseases, and we remain open to those and we remain looking at those but that's not the main focus today.  But I think it's fair to say, given Shire's history, that we probably will be doing future deals as well.
Graham, did you want to add anything?
GRAHAM HETHERINGTON:
Absolutely.  Let me just give a little bit more colour on the 1.5 times that I quoted earlier.  There are two key variables that will determine the exact leverage at the time of completion.  First is the timing of completion given the level of free cash flow that we're generating at the moment, and the second is how the convertible behaves over the next 3-6 months.  So the 1.5 times is in the middle of the range of potential leverage.

That said, our cash generation is very very significant.  By the end of 2014 directionally that 1.5 will drop to 1, and by the end of 15

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even that would halve again.  So we will be generating significant deleverage and therefore capacity.
In terms of willingness to leverage our balance sheet, I think I was asked exactly the same question on the Q3 call and I said that in the right circumstances with the right acquisition target we have the capacity, if we wanted to, to go I think up to 2.5 to possibly 3 times for a short period of time.
So we certainly have the fire power that Flemming was describing and the flexibility to consider other transactions.
FLEMMING ORNSKOV:
And maybe worthwhile also to remind ourselves that we have actually done three other transactions, not of the same magnitude, this year.  We acquired Lotus Tissue Repair for devastating skin disease; we acquired Premacure for retinopathy of the Premacure which is in phase 2; and we acquired SARcode Bioscience which has a dryer product to Lifitegrast which we have announced in Q3 and will read out later in this quarter.

So we have, in addition to this particularly transaction, been very active and also since I arrived here as CEO.
THE OPERATOR:	Our next question is from the line of Peter Walford at Jeffreys. Please go ahead with your question. Your line is now open.
PETER WELFORD:	Hi, yes. Peter Welford at Jefferies.
A couple of questions left.  Firstly, just on the financing.  You mentioned that you would also benefit from Shire's tax rate.  Should we take it from that, therefore, are you buying this through an Irish subsidiary, or can you just talk a bit about how exactly the deal is going to be structured to optimise that?

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Equally, what sort of value are you ascribing in the intangibles to the pipeline given decisions still have to be taken on that?  I guess I am curious to avoiding the possibility of a future write-down when that is optimised in the future and how you sort of think about that.
Could I just also ask about the actual sort of sales and marketing side of it from the integration side.  Are the benefits here you can get from the existing at-home infusion capabilities that you have for your HGT products?  I guess I'm sure 75 per cent of people do it through that at the moment.  What is the bottleneck there and is there any experience Shire can bring potentially to that?
Thank you.
GRAHAM HETHERINGTON:
Let me start with the comments I made about benefiting from Shire tax structure.  I can't be specific to the tax mechanics, but we are able to bring assets into Shire and they will behave and be taxed at a similar rate to the rest of Shire.  That's essentially what I am describing there.

In terms of pipeline, on completion we will determine exactly how we should be accounting and attribute the value that we are paying and that will have an initial view of that pipeline at that time.  But again it's too early to declare exactly how we will attribute the value at this stage that will happen closer to the completion of the transaction.
FLEMMING ORNSKOV:
As to your question about expertise, as with due diligence, we realise that ViroPharma of course has significant expertise also to bring to Shire in terms of at home IV infusion treatments.  You know, that's an area where in this category we don't have any

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products available and none in clinical development.  So ViroPharma which is at-home IV infusion treatment program for the prophylaxis of HAE will add additional expertise to Shire and compliment our knowledge and understanding and in this particular area I am sure that that can be generalised to other areas we may look at in future where such treatments would be relevant.  And rest assured that there's also a significant life cycle management program in place for Cinryze to make the delivery more optimal over time, and I'm sure if this deal is cleared we will have a great opportunity to supplement your insights into that area as well.
PETER WELFORD:	Thank you.
THE OPERATOR:	Our next question is from the line of Dani Saurymper at Barclays. Please go ahead with your question, your line is open.
DANI SAURYMPER:
Good morning.  I have two questions.  One in relation to your manufacturing contract with Sanquin.  Can you maybe give a little bit more flavour as to the terms of that contract and whether there is a scope at any point for Shire to bring that manufacturing in-house?

Then secondly, just in regards to Cinryze and the ex-US market opportunity, can you perhaps talk about -- well, you've talked about the 41 markets approved for Firazyr.  How many markets is Cinryze outside of the US approved in?  And what is sort of the revenue opportunity you think you can exploit there by leveraging your international business infrastructure?
FLEMMING ORNSKOV:	So maybe about the first question you have, Sanquin is an independent manufacturing side, that's not part of ViroPharma, they have an agreement if our plan is to continue to work with

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Sanquin, if this deal clears.  So we have no other tactical or strategic considerations.  It's our intention to have the best possible collaboration once this deal has cleared with Sanquin, and we have gotten to know them and have due diligence and have high respect for what they do, and we look forward to working with them and I'm sure we will even try to strengthen the collaboration but there is no plans now or in future to make any changes to that arrangement from an M&A or BD perspective.
The second question which pertains to the number of markets.  Cinryze is in significantly fewer markets in Europe than -- or internationally that we are, and we hope, but we haven't quantified it directly, will not on this particular call but of course in our plans, as we calculated the value of this acquisition we had, as a part of that, that we would be able to expand into a larger number of countries than they are in currently.  They seem to be heavily focused on certain key European countries, but we plan to expand that.
THE OPERATOR:
Just to remind all participants if you wish to ask a question could you please press 0 and then 1 on your phone keypad now to enter the queue and 02 if you wish to cancel.  There will be a further pause while questions are being registered (Pause).

We have a final question and that is from the line of Keyur Parekh at Goldman Sachs.
Please go ahead, your line is open again.
KEYUR PAREKH:	Thank you again for taking my incremental questions, if I may.
To the extent that you can kind of categorise the incremental scope

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for synergies kind of post-2015 and throughout the framework for how you're thinking about the existing cost base for ViroPharma, that would be very helpful.
Secondly, Flemming, just in the sense of your comments on the incremental scope for M&A, I guess perhaps an earlier question if you can give us some flavour for areas that might be of continuing inquest from your perspective.
Thank you.
GRAHAM HETHERINGTON:
So let me just pick up on synergies.  I'm not sure there's a great deal more I can add beyond what I've said.  We have pointed to the fact that there are analyst estimates out there for the growth of ViroPharma's cost base, and it's off that kind of number that we believe that synergies of around $150 million in 2015 will be possible.  But, as I said, it will be relatively small in 14, growing in 15, and it will be across the cost base.

don't think there's a great deal more I can add.
FLEMMING ORNSKOV:
And as to your last question, sir, regarding M&A, I think we've stated our strategy is to look for innovative specialty medicines with a hefty focus but not exclusively limited to rare diseases, and we continue to look at that.  And we increasingly want to build a very strong pipeline to supplement what we already feel is a strong pipeline in the building, but the overall strategy for us is to deliver very strong top and bottom line growth and deliver innovative medicines to patients.

So any deal that (inaudible) we will take a serious look at.
Maybe in terms of wrapping up.  First of all, I want to thank you so

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much for your interest and for your excellent questions.  I want just to say that we feel that with this proposed acquisition of ViroPharma we have a deal which is an outstanding fit with Shire overall with our strategy and in particular with our objective of further building out our rare disease portfolio.
It strengthens that portfolio immediately, and with Cinryze we have another growth engine added to our portfolio that will drive significant additional top and bottom line growth for us over the coming years and will add to our already very strong growth prospects.
We also find that Cinryze is highly complimentary to Firazyr and it will allow us to offer a much broader product offering and a continue of care to patients with HAE that still are in significant need for treatment and new medications.  And it will also have, as a transaction, significant opportunities for synergy and we look forward to this transaction clearing and to moving forward with the combined two companies that will put Shire and ViroPharma in a much stronger situation.
So thank you very much for your consideration and we look forward to further dialogue as this unfolds.
THE OPERATOR:	This now concludes today's call. Thank you all very much for attending. You may now disconnect your lines.
(9.23 am)
(The call concluded)
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ADDITIONAL INFORMATION AND WHERE TO FIND IT

This presentation is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell ViroPharma common stock. The offer to buy ViroPharma common stock will only be made pursuant to a tender offer statement (including the offer to purchase, letter of transmittal and other related tender offer materials). Investors and security holders are urged to read both the tender offer statement (which will be filed by Shire subsidiaries with the U.S. Securities and Exchange Commission (SEC) and the solicitation/recommendation statement on Schedule 14d-9 with respect to the tender offer (which will be filed by ViroPharma with the SEC) when they become available because they will contain important information, including the terms and conditions of the offer.  Investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Shire and ViroPharma with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, and the solicitation/recommendation statement, may also be obtained (when available) for free by contacting Shire Investor Relations, at the contact information listed below.  ViroPharma also will provide a copy of these materials without charge on its website at www.viropharma.com under the “Investors” section.

Copies of these materials and any documentation relating to the tender offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would be unlawful.

SHIRE FORWARD - LOOKING STATEMENTS

Statements included in this communication that are not historical facts are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, that:

•	Shire’s products may not be a commercial success;

•	revenues from ADDERALL XR are subject to generic erosion;

•	the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payors in a timely manner for Shire's products may impact future revenues and earnings;

•
Shire relies on a single source for manufacture of certain of its products and a disruption to the supply chain for those products may result in Shire being unable to continue marketing or developing a product or may result in Shire being unable to do so on a commercially viable basis;

•
Shire uses third party manufacturers to manufacture many of its products and is reliant upon third party contractors for certain goods and services, and any inability of these third party manufacturers to manufacture products, or any failure of these third party contractors to provide these goods and services, in each case in accordance with its respective contractual obligations, could adversely affect Shire’s ability to manage its manufacturing processes or to operate its business;

•
the development, approval and manufacturing of Shire’s products is subject to extensive oversight by various regulatory agencies and regulatory approvals or interventions associated with changes to manufacturing sites, ingredients or manufacturing processes could lead to

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significant delays, increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•
the actions of certain customers could affect Shire 's ability to sell or market products profitably and fluctuations in buying or distribution patterns by such customers could adversely impact Shire’s revenues, financial conditions or results of operations;

•
investigations or enforcement action by regulatory authorities or law enforcement agencies relating to Shire’s activities in the highly regulated markets in which it operates may result in the distraction of senior management, significant legal costs and the payment of substantial compensation or fines;

•	Shire’s proposed acquisition of ViroPharma may not be consummated due to the occurrence of an event, change or other circumstances that gives rise to the termination of the merger agreement;

•
a governmental or regulatory approval required for the proposed acquisition of ViroPharma may not obtained, or may be obtained subject to conditions that are not anticipated, or another condition to the closing of the proposed acquisition may not be satisfied;

•
ViroPharma may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners pending the consummation of the proposed acquisition by Shire, or ViroPharma’s business may be disrupted by the proposed acquisition, including increased costs and diversion of management time and resources;

•
difficulties in integrating ViroPharma into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all;

and other risks and uncertainties detailed from time to time in Shire’s or ViroPharma’s filings with the U.S. Securities and Exchange Commission, including their respective most recent Annual Reports on Form 10-K.

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